**News Release**

                        SURETY CAPITAL CORPORATION


For Release:  Immediately               Contact:  C. Jack Bean
Date:  May 22, 1998                     Chairman of the Board
AMEX Symbol:  SRY                       1 (800) SRY-5995

Hurst, Texas, May 22, 1998 - Surety Capital Corporation ("Surety Capital"), a bank holding company located in Hurst, Texas, announced that C. Jack Bean will retire as Chairman of the Board and Chief Executive Officer of Surety Capital and as Chairman of the Board of Surety Capital's subsidiary, Surety Bank, N. A. ("Surety Bank") effective August 31, 1998. Mr. Bean, however, will retain his positions as a director of both Surety Capital and Surety Bank and continue to serve in a consulting capacity following his retirement.

The Boards of Directors of Surety Capital and Surety Bank have named Bobby W. Hackler to succeed Mr. Bean as Chairman of the Board and Chief Executive Officer of Surety Capital and as Chairman of the Board of Surety Bank effective upon Mr. Bean's retirement. Mr. Hackler will continue to serve as the President and Chief Executive Officer of the Bank, as well as a director of both Surety Capital and Surety Bank.

Mr. Bean founded Surety Capital in 1985 and has served as its Chairman of the Board and Chief Executive Officer since that date. Surety Capital became a bank holding company with the acquisition of its first bank on December 30, 1989. Mr. Bean stated "now that I have reached seventy years of age and have seen Surety Capital grow into the prosperous company that it has become, I believe that it is time for me to step aside and allow the next generation of management to direct the Company. Mr. Hackler has been my chief operating executive throughout most of Surety Capital's growth and successes. I am totally confident in turning the management of the Company over to him for the years to come. I look forward to playing a less active role in the Company as a director and as a consultant."

Mr. Hackler joined Surety Capital in January 1990. He currently serves as Vice Chairman of the Board and Chief Operating Officer of Surety Capital, as Vice Chairman of the Board, President and Chief Executive Officer of Surety Bank, and as a director of both Surety Capital and Surety Bank.
Mr. Hackler will continue in his present positions until Mr. Bean's retirement on August 31, 1998. Mr. Hackler has over twenty-five years of banking experience and has played a major role in Surety Capital's growth and development. Mr. Hackler stated "I look forward to the opportunity of managing the Company. With Mr. Bean's counsel, I plan to continue the Company's current profit- and growth-oriented business plan with an emphasis on shareholder value."

Surety Capital is a $240,000,000 asset-based banking organization with thirteen (13) community banking facilities located in north central, south central and east Texas. Surety Capital specializes in full service community banking, offering a wide variety of lending products including retail, commercial and SBA lending. Surety Premium Finance, a division of Surety Bank, operates a multi-state insurance premium finance company. Surety Capital is a publicly traded company listed on the American Stock Exchange (AMEX) under the symbol "SRY."